Exhibit 99.1

Unit 100 – 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone: (604) 272-4118
Facsimile: (604) 272-4113

OTCBB: “CCCFF”

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2010 First Quarter Results

RICHMOND, BRITISH COLUMBIA – May 10, 2010 – Chai-Na-Ta Corp. (OTCBB: “CCCFF”), one of the world’s largest suppliers of North American ginseng, today announced a first quarter 2010 net loss of $142,000, or less than $0.01 per basic share, compared to a net loss of $0.7 million, or $0.02 per basic share, in the same period last year.

Revenue decreased to $825,000 in the first quarter of 2010 from $2.9 million in the prior year period. The Company has a gross profit of 4.0% of sales revenue in the 2010 first quarter compared to a gross loss of 0.5% in the same period last year.

“We sold 8% of our 2009 harvest root by March 31, 2010 with 98% of the remaining root committed to customers,” said Derek Zen, Chairman of the Company, “Chai-Na-Ta’s average selling price increased to $8.41 per pound in the first quarter of 2010 from $7.67 per pound in the first quarter of 2009.

“While 2010 will remain challenging, we are on track with our efforts to reduce operating and overhead costs,” added Mr. Zen, “Selling, general and administrative expenses fell to $203,000 in the first quarter of 2010, a decrease of 17.8% from the same period last year.”

The working capital position as at March 31, 2010 was a surplus of $8.6 million compared to a surplus of $8.9 million at December 31, 2009.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is one of the world’s largest suppliers of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root and supplies processed material for the manufacturing of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Financial Statements, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.
Wilman Wong
Chief Executive Officer/Corporate Secretary
(604) 272-4118 or (Toll Free) 1-800-406-7668
(604) 272-4113 (FAX)
E-mail: info@chainata.com
Website: www.chainata.com